SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Notifies the Redemption of All of the
Outstanding 12% US$ 275 Million Senior Notes

-- Redemption of Senior Notes is Another Milestone Reached
Through our Financial Strategy --

  -- Could Lead to a Better Corporate and Credit Rating --

Mexico City, March 22, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*) , Latin America's leading specialty retailer, consumer finance and banking services company, announced today that its has notified The Bank of New York that it will redeem all of the outstanding 12% US$ 275 million Senior Notes due in 2008 on April 21, 2004, pursuant to Paragraph 6 (b) of the Note and Article 3 of the Indenture, at 106% of the principal amount plus accrued and unpaid interest. The total payment per US$ 1,000 Note will be US$ 1,066.67.

Rodrigo Pliego, Chief Financial Officer of Grupo Elektra commented: “Today, we have taken our financial strategy for 2004 one step forward by notifying The Bank of New York and our bondholders that we will redeem our Senior Notes. This should allow Grupo Elektra to strengthen its balance sheet, to obtain savings in financial expenses of approximately US$ 40 million, and to substantially reduce its foreign exchange exposure. The combined results of these factors should be positively reflected in the net income of the Company in coming years.”

“Our decision to redeem the Senior Notes will allow Grupo Elektra to break the mismatch of paying interests in US$ dollars and earning revenues in Pesos,” said Esteban Galíndez, Director of Finance and IR. “We expect that the elimination of this mismatch and the improvement in our debt profile, both seen as negative factors by some market participants, could allow Grupo Elektra's corporate and credit rating to be viewed under a more positive stance by ratings agencies,” Mr. Galíndez concluded.

The Company expects to redeem its 12% Senior Notes due in 2008 through a combination of the funds obtained from of its successful issuance of Certificados Bursátiles placed on March 19, 2004, its cash position and from other sources.

Pursuant to the Indenture, The Bank of New York will act as the Trustee and Paying Agent with respect to the redemption of the 12% US$ 275 million Senior Notes of Grupo Elektra.

The Company will deposit in trust with the Trustee the funds required for the repayment of the Senior Notes on April 21, 2004, pursuant to Section 3.05 of the Indenture. The Senior Notes will no longer be deemed outstanding on and after April 21, 2004, interest on the Senior Notes will cease to accrue and all rights with respect to the Senior Notes will cease, except only the right of the holders thereof to receive the Redemption Price.

This press release shall not constitute an offer to buy or sell the 12% Senior Notes.

Any questions relating to the Notice of Redemption or the loss of a Note should be directed to the Bondholders Relations of the Trustee at +1 (212) 815 8387.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra , Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico , Guatemala , Honduras and Peru . Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Contacts:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

NOTICE OF REDEMPTION

To The Holders of
GRUPO ELEKTRA, S.A. de C.V.
12% Senior Notes due April 1, 2008
CUSIP: 40050AAD4 and P4949TAB1

NOTICE IS HEREBY GIVEN that, pursuant to the terms of the Indenture, dated as of March 22, 2000, between Grupo Elektra, S.A. de C.V. (the "Company"), the Guarantors (as defined therein) and The Bank of New York, as Trustee (the “Trustee”), (the "Indenture"), the Company's 12% Senior Notes due April 1, 2008 (the "Notes") will be fully redeemed pursuant to Paragraph 6 (b) of the Note and Article 3 of the Indenture at 106% of the principal amount thereof plus accrued and unpaid interest of $6.6667 per $1,000 principal amount of the Note. The total payment per $1,000 Note will be $1,066.6667 (the “Redemption Price”). Interest on the Notes due April 1, 2004 will be paid in the usual manner.

The Company will deposit in trust with the Trustee the funds required for the repayment of the Notes on April 21, 2004 pursuant to Section 3.05 of the Indenture. The Notes will no longer be deemed outstanding on and after April 21, 2004 , interest on the Notes will cease to accrue and all rights with respect to the Notes will cease, except only the right of the holders thereof to receive the Redemption Price.

Payment for the Redemption Price for the Notes being redeemed will be made by the Trustee to DTC in its capacity as the registered holder under the Indenture pursuant to procedures established by DTC. The Company and the Trustee will treat the persons in whose names the Notes are registered as the owners thereof for the purpose of receiving payments of the Redemption Price. Payment for the Redemption Price for the Notes being redeemed may also be made upon presentation and surrender of Notes by hand or by mail to the Trustee and Paying Agent as follows:

The Bank of New York Corporate Trust Operations 111 Sanders Creek Parkway East Syracuse , New York 13057 Attn: Redemption Unit

The method of delivery is at the option and risk of the holder; however, transmission by registered mail, properly insured, is suggested as a precaution against loss.

If the check representing the Redemption Price is to be issued to the registered holder of the Note, it is not necessary to endorse the assignment form on the reverse side of the Note.

Any questions relating to this Notice of Redemption or the loss of a Note should be directed to the Bondholders Relations of the Trustee at 1-212-815-8387.

No representation is made as to the correctness of the CUSIP number or ISIN listed herein or printed on the Notes.

Under the Interest and Dividend Tax Compliance Act of 1983, as Amended by the Energy Policy Act of 1992, a Paying Agent may be required to withhold 31% of any gross payments made within the United States to certain holders who fail to provide it with, and certify under penalties of perjury, a correct taxpayer identifying number (employer identification number or social security number, as appropriate) or an exemption certificate on or before the date the securities are presented for payment. Those holders who are required to provide their correct taxpayer identification number on Internal Revenue Service Form W-9 and who fail to do so may also be subject to a penalty of $50. Please, therefore, provide the appropriate certification when presenting your securities for payment.

THE BANK OF NEW YORK as Trustee Grupo Elektra, S.A. de C.V.

Dated: March 22, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.